Exhibit 99.5

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By Facsimile and First Class Mail

July 9, 2003

Mr. Peter J. Tallian

Chief Financial Officer

TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

Re:	TranSwitch Corporation (the “Company”)
Nasdaq Symbol: TXCC

Dear Mr. Tallian:

I am pleased to inform you that based on our review and the information provided by the Company, and the execution of The Nasdaq National Market Listing Agreement, Staff has approved the Company’s request to transfer back to The Nasdaq National Market. Accordingly, the Company’s securities will be transferred to The Nasdaq National Market at the opening of business on July 10, 2003.

On October 9, 2002, Staff approved the Company’s application to list its common stock on The Nasdaq SmallCap Market. In addition, Staff notified the Company that it may be eligible to transfer back to The Nasdaq National Market, without paying the initial listing fees, if the Company maintained compliance with the continued listing requirements for the National Market as set forth in Marketplace Rule 4450(a) and met the bid price requirement for thirty consecutive trading days. Staff notes that the Company’s common stock has traded above $1.00 for 30 consecutive trading days. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change(s) to such information.

Should you have any questions regarding Nasdaq’s continued listing requirements, please contact me at 301-978-8018.

Sincerely,

/s/    MICHELLE BARTO

Michelle Barto

Lead Analyst

Nasdaq Listing Qualifications

cc:    Mr. Jeffrey M. Held, Esq.